UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number: 1-14603

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Investment Plan Supplement for

Employees and Field Underwriters of

MONY Life Insurance Company

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE MONY GROUP INC.

1740 Broadway

New York, New York 10019

Investment Plan Supplement for Employees and

Field Underwriters of MONY Life Insurance Company

INDEX

Page(s)
Independent Auditors’ Report	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003	3

Notes to Financial Statements	4-13

Supplemental Schedules*:
Schedule of Assets (Held at End of Year) as of December 31, 2003	14

Schedule of Series of Reportable Transactions for the year ended December 31, 2003	15

Exhibit Index
Exhibit 23.1

*	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

INDEPENDENT AUDITORS’ REPORT

To the Benefits Committee of the Board of Directors of

MONY Life Insurance Company:

We have audited the accompanying statements of net assets available for benefits of the Investment Plan Supplement for Employees and Field Underwriters of MONY Life Insurance Company (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year), as of December 31, 2003, and series of reportable transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York

May 14, 2003

Investment Plan Supplement for Employees and

Field Underwriters of MONY Life Insurance Company

Statements of Net Assets Available for Benefits

As of December 31,

	2003	2002
ASSETS
Investments, at fair value:
MONY’s Pooled Accounts	$266,024,501	$226,137,234
MONY’s Guaranteed Interest Contracts	46,042,859	40,656,367
Mutual Funds	53,686,121	40,663,355
Common Stock Fund	13,103,359	11,998,122

Total Investments	378,856,840	319,455,078
Participants’ Loans	11,333,158	12,339,088

Net Assets Available for Benefits	$390,189,998	$331,794,166

The accompanying notes are an integral part of these financial statements.

Investment Plan Supplement for Employees and

Field Underwriters of MONY Life Insurance Company

Statement of Changes in Net Assets Available for Benefits

for the year ended December 31,

2003
Net Assets Available for Benefits, beginning of year	$331,794,166

Additions:
Participants’ Contributions	12,724,638
MONY’s Contributions	4,620,247
Interest Income	3,809,380
Net change in the fair value of investments	65,247,023

Total Additions	86,401,288

Deductions:
Participants’ Benefits	27,470,066
Administrative Expenses	535,390

Total Deductions	28,005,456

Net Increase	58,395,832

Net Assets Available for Benefits, end of year	$390,189,998

The accompanying notes are an integral part of these financial statements.

Investment Plan Supplement for Employees and

Field Underwriters of MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 1. DESCRIPTION OF THE PLAN:

The following description is provided for general information purposes only. Participants should refer to the plan document for complete information.

A.	General

The Investment Plan Supplement for Employees and Field Underwriters of MONY Life Insurance Company (the “Plan”) is a defined-contribution profit-sharing plan, with a 401(k) feature, providing for contributions from the employer, MONY Life Insurance Company (“MONY” or the “Company”), and from participating employees and Field Underwriters. All Plan contributions are placed in the MONY Investment Plan and Retirement Plan Trust (the “Trust”).

The assets of the Plan are invested in the following funds administered through the Trust: The Money Market Fund (invested in MONY’s Pooled Account No. 4), the Special Equity Fund (invested in the Special Equity Fund subaccount of MONY’s Pooled Account No. 10B), the Government Fixed Fund (“GFF”, invested in MONY’s Pooled Account No. 16-’99), the Public Bond Fund (invested in MONY’s Pooled Account No. 38), the Equity Income Fund (invested in MONY’s Pooled Account No. 40), and the Guaranteed Interest Contract (“GIC Fund”, invested in GICs issued by MONY), the Managed/Balanced Fund (invested in the Dodge & Cox Balanced Fund), and the International Growth and Growth Funds (both invested in the Enterprise Group of Funds, Inc., a family of mutual funds sponsored by Enterprise Capital Management, Inc., which is a wholly owned subsidiary of MONY), and the MONY Company Stock Fund (invested primarily in MONY Group Inc. common stock). The Plan’s share of the net assets of each of the funds comprising the Trust is determined in proportion to its ownership interest in the outstanding shares of such funds. The accompanying financial statements reflect the Plan’s allocated share of the net assets and changes in net assets of the Trust, based on the application of such method.

The Common Stock Fund uses “unit” accounting. As a unitized stock fund, the Common Stock Fund holds primarily MONY Group Inc. common stock and a small percentage of cash and short-term instruments, while members hold units of the Common Stock Fund.

Investment Plan Supplement for Employees and

Field Underwriters of MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 1. DESCRIPTION OF THE PLAN: (Continued)

B.	Contributions

All Salaried employees and Career Contract Field Underwriters are eligible to participate in the Plan. The Plan has an Internal Revenue Code (the “Code”) section 401(k) feature which allows employees and Field Underwriters to elect to have MONY contribute a percentage of their annual benefits bearing compensation to the Plan on the employee’s behalf on a pre-tax basis. Participants may elect to defer up to 25% of annual benefits bearing compensation. The Plan also allows for additional “catch up contributions” of $2,000 in 2003, for all participants age 50 or older, in accordance with IRS code, section 414 (v). These “catch up” contributions must be made via payroll deduction, and are not eligible for company matching.

The Plan provides that the total contribution by MONY in any one calendar year cannot exceed 5% of its prior year’s income from operations before dividends to policyholders and federal income taxes, excluding capital gains and losses. MONY matches 100% of the first 3% of employee contributions and the first 2% of Field Underwriter contributions to the Plan. Effective September 30, 2003, all MONY matching contributions will be allocated to the Plan based on participants’ own allocations for their contributions. Prior to September 30, 2003, all MONY matching contributions were allocated to the Common Stock Fund, and employees/Field Underwriters who chose to direct their contributions to the Common Stock Fund, were given an additional .15% match on the first 3% of employee contributions, and the first 2% for Field Underwriters contributions.

MONY provides a profit-sharing contribution for eligible salaried employees. This contribution ranges from 0% to 6% of each eligible employee’s salary. The Board of Directors approves this contribution on the basis of recommendations of the Benefits Committee of The Board of Directors of MONY Life Insurance Company.

All participant and company contributions are used to purchase shares in the funds described in (A), as elected by the participant. A Plan participant is entitled to the vested value of accumulated shares credited to the participant’s account, including any earnings therefrom.

Investment Plan Supplement for Employees and

Field Underwriters of MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 1. DESCRIPTION OF THE PLAN: (Continued)

For all funds other than the GFF, GIC and the International Growth Fund, a participant may make unlimited transfers. Money transferred from the GIC Fund cannot be transferred back into the GIC Fund for 90 days. Money transferred into or out of the International Growth Fund cannot be moved for 7 days from the original transfer date. The GFF maintains balances from prior transfers and deposits; however, transfers and contributions are no longer permitted into this fund.

C.	Vesting

The Plan describes procedures for withdrawal of accumulated shares by participants during their active service with MONY. Participating employees and Field Underwriters become vested under the following schedule:

Years of Vesting Service
Less than 2 years of service	0%
2 to 3 years of service	25%
3 to 4 years of service	50%
4 to 5 years of service	75%
Over 5 years of service	100%

All shares purchased with MONY contributions are also fully vested upon termination of service for early, normal or postponed retirement as defined in the Retirement Income Security Plan for Employees of MONY Life Insurance Company (“RISPE”) and upon death while employed by MONY.

D.	Disability Benefits

Participants entitled to receive long-term disability benefits under MONY’s 1946 Security Plan for Employees are precluded from continuing to make employee contributions to the Plan once the participants are determined to have incurred a total disability. Field Underwriters continue to have 401(k) contributions deducted from career contract earnings they generated prior to becoming disabled.

Investment Plan Supplement for Employees and

Field Underwriters of MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 1. DESCRIPTION OF THE PLAN: (Continued)

E.	Loans

The Plan includes a 401(k) loan feature. Participants may generally borrow the lesser of $50,000 or 50% of their vested account balances contained in their 401(k) account. The Employee Retirement Plan Account (414 (k)) is also included to calculate the amount available, but is excluded from loan depletion. Loans are not to exceed five years, and interest is charged at rates equivalent to secured lines of credit through JPMorgan Chase & Co. and MONY Federal Credit Union, Syracuse, New York. Participant loans have an applicable rate ranging from 5.00% to 11.75%. Interest and principal payments are made through periodic payroll deductions.

F.	Forfeited Accounts

At December 31, 2003 and 2002, forfeited nonvested accounts totaled $502,935 and $579,590, respectively. These accounts will be used to reduce future MONY contributions, except as defined in the Plan. These amounts are reflected in the accompanying financial statements.

G.	Payment of Benefits

Upon termination, retirement or death, a participant or beneficiary generally may elect to receive either a lump-sum amount, installment payments or any other optional income arrangement permitted by the Plan, equal to the value of the vested shares allocated to the account. Accumulated shares credited to participants electing a non-installment optional income arrangement are withdrawn from the Plan. The accompanying financial statements include net assets available for active employees currently participating in the Plan and terminated or retired participants who have elected installment payments, or a deferred settlement.

An employee may elect to roll over a lump-sum distribution from RISPE into the Plan.

A Field Underwriter may elect to roll over a lump-sum distribution from the Field Underwriter Retirement Plan (“FURP”) into the Plan.

Investment Plan Supplement for Employees and

Field Underwriters of MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 1. DESCRIPTION OF THE PLAN: (Continued)

H.	Plan Termination

MONY may amend or modify the Plan. Moreover, MONY may terminate the Plan, although management has no present intention of terminating the Plan. In the event the Plan is terminated, participants’ accounts become fully vested.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Interest income is accrued as earned.

Short-term securities other than money market instruments, with 60 days or less to maturity at the time of purchase, are valued at amortized cost, which approximates fair value. Money market instruments are valued at cost, which approximates fair value; all other short-term securities are valued at fair value.

Common stocks are valued at the closing market prices for securities traded on national securities exchanges, or at the last “bid” prices for “over-the-counter” securities.

Bonds actively traded on a national securities exchange are valued at the last reported sales prices. Bonds traded “over-the-counter” are valued at the last reported “bid” prices.

Investment Plan Supplement for Employees and

Field Underwriters of MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

The Plan’s investments in MONY’s Pooled Accounts Nos. 4, 10B, 38 and 40, the Common Stock Fund, and Mutual Funds are valued at quoted market values. Purchases and sales of shares of ownership in MONY’s Pooled Accounts and Mutual Funds are recorded on a trade date basis. Realized gains and losses on disposition of shares are determined on the first-in/first-out basis.

The Plan’s investments in MONY’s GIC Fund and the GFF are stated at contract value, including accrued interest, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits, the net change in the fair value of its investments in MONY’s Pooled Accounts, Common Stock Fund, and Mutual Funds, which consists of realized gains or losses and the unrealized appreciation or depreciation on those investments for the year.

Participants’ loans are recorded at the unpaid principal balance.

The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, guaranteed interest contracts, and other investment securities through pooled separate accounts. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Plan Supplement for Employees and

Field Underwriters of MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Investments in MONY’s Pooled Accounts, Mutual Funds, Company Stock, and MONY’s Guaranteed Interest Contracts:

The shares and unit values of the Plan’s investments in MONY’s Pooled Accounts, Mutual Funds, Company stock, and MONY’s GICs, which represent rounded amounts, as of December 31, 2003 and 2002, are as follows:

	December 31, 2003		December 31, 2002
	Number of Shares	Unit Value Per Share	Number of Shares	Unit Value Per Share
Pooled Accounts:

No. 4	1,460,025	$25.28	1,619,776	$25.04
No. 10B	963,337	93.25	956,554	64.88
No. 16 – ’99	653,081	12.72	693,905	12.13
No. 38	641,561	40.16	768,559	38.40
No. 40	1,615,959	65.11	1,679,862	50.95

Guaranteed Interest Contracts:

GIC 25	—	—	143,213	13.07
GIC 26	—	—	136,288	12.62
GIC 27	116,886	12.51	120,907	11.96
GIC 28	3,478,702	12.82	2,923,702	12.18

GIC 28	2,923,702	12.18	2,386,617	11.86

Mutual Funds:

Managed/Balanced	3,000,728	9.86	2,763,576	7.93
International	666,956	15.86	601,271	11.96
Growth	726,805	18.86	713,993	16.17

Company Stock:

Common Stock Fund	1,362,875	9.61	1,606,604	7.47

Investment Plan Supplement for Employees and

Field Underwriters of MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

MONY’s Pooled Accounts are separate accounts whose assets and liabilities are segregated from the other assets and liabilities of MONY. Management believes these pooled account assets and liabilities will not be affected by liabilities that may arise out of any other business that MONY may conduct.

Pooled Account No. 4, the Money Market Account, is a separate account primarily invested in commercial paper. Its objectives are to obtain a high level of current income consistent with the preservation of capital and to maintain a quality portfolio of short-term money market instruments.

Pooled Account No. 10B, the Special Equity Account, is a separate account invested in securities of small-to-medium size market capitalization companies.

Pooled Account No. 16-’99, the Government Fixed Fund, is a separate account that provides for guaranteed rates of return on principal and interest. The Fund is invested solely in obligations of the U.S. Government and U.S. Government Agencies, which include Treasury Bonds, Bills, Notes and Agency Obligations.

Pooled Account No. 38, the Public Bond Account, is a separate account primarily invested in a diversified portfolio of publicly traded corporate bonds, concentrated in investment-grade issues in the four highest major-ranking categories established by Moody’s or Standard & Poor’s.

Pooled Account No. 40, the Equity Income Account, is a separate account primarily invested in common stock with relatively high current yields. Its objective is to offer above-average current income and the opportunity for capital appreciation.

Managed/Balanced Fund is a portfolio consisting of common stocks, bonds and cash equivalents. Assets of the Managed/Balanced Fund are allocated among stocks, bonds and cash equivalents based upon the portfolio manager’s evaluation of economic and market trends and the manager’s perception of the relative values available from such types of securities. There is neither a minimum nor a maximum percentage of portfolio assets that must be invested in a specific investment category.

International Fund is a diversified international asset management mutual fund that seeks capital appreciation primarily through a portfolio of non-U.S. equities.

Investment Plan Supplement for Employees and

Field Underwriters of MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Growth Fund invests in the stocks of companies with long-term earnings potential but which are currently selling at a discount to their estimated long term value. The Fund’s equity selection process is generally lower risk than a typical growth stock approach.

Common Stock Fund invests in MONY Group Inc. common stock, with the portion of the Fund not invested in common stock invested in cash and short-term investments.

Guaranteed Interest Contracts are contracts with MONY that provide for guaranteed rates of return on principal invested over specified time periods. The assets supporting these contracts are invested with the general assets of MONY. Loans are not permitted from the GIC Fund or GFF. A market value adjustment may apply if the participant elects a withdrawal or transfer from a GIC Fund or GFF outside an established period.

NOTE 3. INVESTMENTS:

The following represents investments with fair values of 5% or more of the Plan’s net assets as of December 31, 2003 and 2002:

Issuer/Description	2003	2002
MONY’s Pooled Accounts:
No. 4	$36,903,504	$40,562,114
No. 10B	89,831,646	62,057,561
No. 38	25,764,238	29,514,774
No. 40	105,221,170	85,587,270

GIC 28 (no maturity date at 5.35%)	44,581,131	35,619,258

Managed/Balanced Fund	29,584,408	21,928,375

Investment Plan Supplement for Employees and

Field Underwriters of MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 4. TAX STATUS:

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 20, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. A revised plan document was submitted to the IRS for approval on June 28, 2002, and the approval on the revision is pending.

NOTE 5. ADMINISTRATIVE FEES:

All usual and reasonable expenses of the Plan and the Plan administrator are paid by the Company, but an amount approximating .15% of the net asset value is reimbursed to the Company. The Plan’s reimbursement to the Company for the year ended December 31, 2003 was $535,390.

NOTE 6. TRANSACTIONS WITH PARTIES IN INTEREST:

Fees paid during the year for trustee, recordkeeping, accounting and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Investment Plan Supplement for Employees and

Field Underwriters of MONY Life Insurance Company

Schedule of Assets (Held at End of Year)

As of December 31, 2003

Issuer/Description	Historical Cost	Fair Value
MONY’s Pooled Accounts:
No.4	$36,637,729	$36,903,504
No. 10B	78,862,103	89,831,646
No. 16 – ‘99	8,303,943	8,303,943
No. 38	13,616,950	25,764,238
No. 40	92,267,454	105,221,170

	229,688,179	266,024,501

MONY’s Guaranteed Interest Contracts:
GIC 27 matures January 1, 2004 at 4.75%	1,461,728	1,461,728
GIC 28 no maturity date at 5.35%	24,776,782	44,581,131

	26,238,510	46,042,859

Mutual Funds:
Managed/Balanced	22,419,062	29,584,408
International Growth	8,659,985	10,394,632
Growth	12,490,491	13,707,081

	43,569,538	53,686,121

Company Stock:
Common Stock Fund	13,175,554	13,103,359

Participants Loans (5% to 11.75%)	11,333,158	11,333,158

Total	$324,004,939	$390,189,998

Investment Plan Supplement for Employees and

Field Underwriters of MONY Life Insurance Company

Schedule of Series of Reportable Transactions

For the year ended December 31, 2003

Description of Investment	Number of Purchases	Total Value of Purchases	Number of Sales	Total Value of Sales	Cost of Assets Sold	Net Realized Gain/(Loss)
Money Market Account	430	$27,561,945	792	$31,635,302	$31,175,708	$459,594
Stock (Equity) Income Account	415	9,903,440	799	13,120,203	14,418,816	(1,298,613)
Special Equity Account	436	18,024,580	942	16,620,606	17,038,731	(418,125)
Public Bond	332	6,678,531	1044	11,719,513	14,428,473	(2,708,960)
Managed / Balance Fund	368	7,110,933	462	4,917,031	5,122,377	(205,346)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INVESTMENT PLAN SUPPLEMENT FOR EMPLOYEES AND FIELD UNDERWRITERS OF MONY LIFE INSURANCE COMPANY

Date: June 23, 2004	/s/ Robert M. Beecroft
Robert M. Beecroft Secretary—Benefit Plan Administration Committee, as Plan Administrator